Exhibit 99.3

TSE: EDR | NYSE: EXK www.edrsilver.com TSX: EDR | NYSE: EXK April 1, 2025 Acquisition of Huachocolpa (Kolpa)

TSE: EDR | NYSE: EXK Cautionary Note 2 Cautionary Note This presentation is dated April 1,2025. A preliminary prospectus supplement dated April 1,2025 (the “preliminary prospectus supplement”) containing important information relating to the securities described in this presentation has been filed with the securities regulatory authorities in each of the provinces of Canada (except Quebec), accessible through SEDAR+ and a preliminary prospectus supplement has been filed to the Company’s registration statement on Form F-10 with the United States Securities and Exchange Commission (“SEC”), accessible through EDGAR at www.sec.gov. This presentation does not provide full disclosure of all material facts relating to the securities offered. Prospective investors should read the preliminary prospectus supplement and the other documents that the Company has filed with the SEC for more complete information about the issuer and the offering, especially risk factors relating to the securities offered. The Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented by the prospectus supplement) if requested. Copies of the preliminary prospectus supplement, registration statement on Form F-10, and the applicable prospectus supplement may be obtained from BMO Capital Markets by mail at Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, ON, L6S 6H2, by telephone at 905-791-3151 Ext 4312, or by email at torbramwarehouse@datagroup.ca. A copy of the preliminary prospectus supplement, and any amendment, is required to be delivered with this presentation. The preliminary prospectus supplement is still subject to completion. There will not be any sale or any acceptance of an offer to buy the securities until the final prospectus supplement has been filed. . None of Endeavour Silver Corp. or any of its affiliates (collectively, “Endeavour”), nor BMO Capital Markets has authorized anyone to provide prospective purchasers with different or additional information from the information contained in the preliminary prospectus supplement. Endeavour or BMO Capital Markets take no responsibility for, and provide no assurance as to the reliability of, any other information that others may provide to you. Forward Looking Statements This presentation contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the Endeavour’s acquisition (the “Transaction”)_of all of the issued and outstanding shares of Compañía Minera Kolpa S.A. (“Kolpa”) and its main asset the Huachocolpa Uno Mine (“Kolpa Mine”), including the completion, size, expenses, expected closing date, receipt of regulatory approvals, including approval of the TSX and NYSE, the satisfaction of closing conditions, and expected benefits, potential synergies and risks with respect to the Transaction; satisfaction of the conditions to the copper purchase agreement between Endeavour and Versamet Royalties Corporation (the “Stream Agreement”); entry into the Stream Agreement; future payments under the Stream Agreement; production capacity and annual production of the Kolpa Mine; integration of the Kolpa assets in Endeavour’s existing operations; the development and financing of the Terronera Project; the anticipated timing of the Terronera Project construction and commissioning; Endeavour’s forecasted production, operations, costs and expenditures; and the timing and results of various related activities. The Company does not intend to and does not assume any obligation to update forward-looking statements or information other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties, and other factors that may cause Endeavor's actual results, level of activity, production levels, performance, or achievements, and its operations to be materially different from those expressed or implied by such forward-looking statements. Such factors include but are not limited changes in production and costs guidance; the timing of, and ability to obtain, regulatory approvals; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; continued compliance with the project loan debt facility; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and US dollar); and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the SEC and Canadian securities regulatory authorities. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Company's mining operations, no material adverse change in the market price of commodities forecasted Terronera mine economics as of 2024, mining operations will operate, forecasted capacity and production estimates for the Kolpa mine, the reliability of mineral resource estimates, expected revenues derived from the Chonta Mine rights and Yen Mine rights, and the mining products will be completed under management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, other factors may cause results to be materially different from those anticipated, described, estimated, assessed, or intended. There can be no assurance that any forward-looking statements or information will be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

TSE: EDR | NYSE: EXK Cautionary Note 3 Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources This presentation has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. As a result, Endeavour reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (“SEC”) that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S K 1300”) under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the MJDS, Endeavour is not subject to the requirements of S K 1300. Any mineral reserves and mineral resources reported by Endeavour in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S K 1300. Accordingly, information included or incorporated by reference in this presentation concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S K 1300. Technical Information Certain technical information contained in this presentation was approved by, or based upon disclosure prepared by, Allan Armitage, Ph. D., P. Geo., Ben Eggers, MAIG, P.Geo., and Henri Gouin, P.Eng. of SGS Geological Services, Dale Mah, P.Geo., and Donald Gray, SME-RM of Endeavour Silver, each a “Qualified Person” as defined in NI 43-101. See the corresponding technical report entitled “Technical Report on the Huachocolpa Uno Mine Property, Huancavelica Province Peru” with an effective date of December 31, 2024 and available on SEDAR+ under Endeavour’s profile at www.sedarplus.ca and on EDGAR at www.sec.gov (the “Kolpa Technical Report”). The remaining technical information contained in this presentation has been reviewed and approved by Dale Mah, P.Geo., Vice President Corporate Development of Endeavour Silver, a qualified person under NI 43-101. Historical Estimate In this presentation, the Company has disclosed a historical mineral resource estimate (the “Historical Estimate”) as defined by NI 43-101, included in the Technical Report. A qualified person has not completed sufficient work to classify the Historical Estimate as current mineral resources or mineral reserves. The Company is not treating the Historical Estimate as a current resource, and it should not be relied upon as such. There are numerous uncertainties inherent in the Historical Estimate, which is subject to all of the assumptions, parameters, and methods used to prepare such Historical Estimate. The Historical Estimate does not conform to current NI 43-101 standards, and may vary significantly from actual amounts, grade, and quality of minerals recovered from the property. Additional work, including but not limited to verification drilling, sampling, and a new resource estimate in accordance with NI 43-101 guidelines, will be required to classify the mineral resource in the Historical Estimate as current. Investors are cautioned not to place undue reliance on the Historical Estimate. The Historical Estimate was conducted using MineSight and Leapfrog Geo. 3D vein models were built based on geological, assay, and structural data. Composite sample lengths were determined statistically, and outliers were corrected using Cumulative Probability Plot analysis. Rotated block models (1x3x3m) were used for most veins, while a 1x1x1m unrotated model was applied to Yen Open Cast. Grades for Ag, Cu, Pb, and Zn were estimated using Ordinary Kriging, with validation through Inverse Distance Weighting and Nearest Neighbor methods. High-grade assays were capped to limit outlier influence. Density values were assigned using interpolation or averaged from available data (2.90–3.00 g/cm³). The Historical Estimate included both mineralized and waste material, classified by mining method, with NSR cut-offs of $34.20/t for underground and $23.30/t for open-pit mining. Price assumptions were based on metals markets, and recoveries were derived from historical data. Resource classification followed CIM 2014 standards. Measured, Indicated, and Inferred categories were based on drilling patterns, channel sampling, and search distances. Bienaventurada and Escondida relied on drill data, while Chonta, Escopeta, and Rublo were primarily classified using development and channel sampling.

TSE: EDR | NYSE: EXK Non-IFRS Financial Measures 4 The Company has included certain performance measures that are not defined under International Financial Reporting Standards (IFRS). The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of Kolpa. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS as an indicator of performance. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers with similar descriptions. These have been prepared by the Company using information provided by Kolpa during the due diligence process. Kolpa financial information is prepared using IFRS. Certain financial information of Kolpa presented herein is sourced from the historical audited financial statements of Kolpa for the years ended December 31, 2024 and 2023.

TSX: EDR | NYSE: EXK 5 Kolpa Project Overview (1) • Huachocolpa District, Huancavelica, Peru • 490 km SE of Lima • Avg elevation: 4,400 metres above sea level Location • 143 mining rights covering 25,177 ha of effective area and one beneficiation concession covering 366 ha Land Package • Silver polymetallic mineralization rich in zinc, lead and copper, in production for 20+ years Geology • Lead-silver concentrate, zinc-silver concentrate, copper-silver concentrate Concentrates Produced • Primary Deposits: Bienventurada (underground) and Yen (open pit) • Other Deposits: Chonta, Escopeta, Escondida, Teresita, Rublo Deposits Mining Method • Sub-level stoping and cut-and-fill Processing Method • Conventional flotation • 2.0 Moz Ag, 19.8 kt Pb, 12.6 kt Zn, 0.5 kt Cu (5.1 Moz AgEq) 2024 Production 2024 AISC on by product basis • $22.80/oz (2) 2024 Operating Cost per Tonne (t) • $133/tonne processed (2) (1) Please see the Kolpa Technical Report for more information. (2) Refer to “Non-IFRS Financial Measures” on slide 17 and 18.

TSX: EDR | NYSE: EXK 6 Transaction Summary FUNDING • Cash on hand • Concurrent $35 million streaming agreement with Versamet Royalties on copper produced at Kolpa • Concurrent bought deal financing of $40 million with up to 15% over-allotment option TRANSACTION • Endeavour has entered into an agreement to purchase the Kolpa mine in Huancavelica Province, Peru • Acquiring shares of Compañia Minera Kolpa from subsidiaries of Arias Resource Capital Management and Grupo Raffo LLC CONSIDERATION • Total consideration of $145 million, consisting of $80 million in cash, $65 million in shares • Contingent consideration up to $10 million to be paid in cash based on NI 43-101 resource estimate above 100 M AgEq • Kolpa's ~$20 million of net debt as at December 31, 2024 will remain outstanding and payable YTD 2024 Revenue By Metal TIMELINE & NEXT STEPS • Transaction expected to close in Q2 2025 • Subject to TSX and NYSE regulatory approvals, as well as customary closing conditions

TSX: EDR | NYSE: EXK 7 Strategic Acquisition to Enhance Operating Footprint CONSISTENT WITH PLAN TO BECOME SENIOR SILVER PRODUCER • Fully funded operating silver asset, expected to increase Endeavour’s production profile by up to 5.1 Moz AgEq, assuming continued production at Kolpa is consistent with 2024 production • Strategic acquisition of Endeavour’s third producing mine and first in Peru LEVERAGING ENDEAVOUR’S TECHNICAL STRENGTHS • Strong synergies with Endeavour’s underground operating skill set • Combining strengths and experience of key operating team members with a long-term work history at the Kolpa mine TRACK RECORD OF PRODUCTION GROWTH • Kolpa began as small-scale 800 tpd operation and has successfully undergone numerous expansions. Currently has 1,800 tpd plant capacity, with expansion plans to reach 2,500 tpd • The operation has produced approximately 31.6 Moz AgEq since 2016 EXPLORATION UPSIDE • Consistent track record of growing resources net of depletion • Opportunities to further define and potentially expand recent near-mine exploration discoveries and make new discoveries on an underexplored land package ACTIVE MINING DISTRICT • Providing a platform for further growth in a country and region with numerous mining operations and prospective geology

TSX: EDR | NYSE: EXK Acquisition Rationale and Benefits 8 Strategic Rationale • Adds a third producing underground mine with significant exploration potential • Adds up to approximately 5.1 Moz AgEq to annual production profile, assuming continued production at Kolpa consistent with 2024 production • Shares expected to retain high leverage to silver prices and optionality in a rising silver price environment • Contemplated mill expansion could increase throughput to 2,500 tpd • Platform for further growth in a very active mining district • Fully funded operating mine with positive cash flow Other Considerations • Expanding footprint into a new country • Long operating history • Existing infrastructure, fully staffed mine • Timing of Terronera construction • On track for wet commissioning in early Q2 2025 • Fully funded through to commercial production • Additional cash flow from existing assets

TSX: EDR | NYSE: EXK Historical Production 9 2.0 Moz Silver Production (3) 19,820 t Lead Production (3) 5.1 Moz Silver Equivalent Production (1) (3) $12.58/oz Cash Costs (2) $22.80/oz All-in Sustaining Costs (AISC) (2) $9.8M Sustaining Capital (2) $9.6M Exploration Budget 518 t 12,554 t Zinc Production (3) Copper Production (3) 4.6 Moz 2024 2023 Silver Equivalent Production (1) (3) 1.8 Moz Silver Production (3) 17,825 t Lead Production (3) 11,746 t Zinc Production (3) 522 t Copper Production (3) $22.00/oz All-in Sustaining Costs (AISC) (2) $7.8M Sustaining Capital (2) $7.4M Exploration Budget $13.08/oz Cash Costs (2) 1. Silver equivalent at $27.03 Ag, $4.21 Cu, $0.98 Pb and $1.23 Zn 2. Refer to “Non-IFRS Financial Measures” on slides 17 and 18. 3. Please see the Kolpa Technical Report for more information. 1. Silver equivalent at $27.03 Ag, $4.21 Cu, $0.98 Pb and $1.23 Zn 2. Refer to “Non-IFRS Financial Measures” on slides 17 and 18. 3. Please see the Kolpa Technical Report for more information.

Kolpa Geology Overview

- Huachocolpa mining district located on the eastern flank of Western Cordillera of the Andes (Ag-Pb-Zn-Cu)
- 25+ years production, anticipated expansion to 2,500 tpd from 1,800 tpd
- Consistent track record of growing resource base net of depletion

- Hosts deposits such as Yauricocha, Corihuarmi, Marta and others
- 16 km infill drilling program ongoing – Defining and expanding known resources
- Additional 18.3 km brownfield program aiming to increase resource base
- Numerous in-mine/near mine vein discoveries expected to contribute to mine life extension

- Polymetallic Epithermal Low Sulfidation deposit, vertiform style with hydrothermal solutions filling fractures
- Multiple veins comprised of pyrite, sphalerite, galena, argentiferous galena, chalcopyrite and tennantite

Regional Geological Map



Yauricocha
Corihuarmi
La oroya Huancavelica Fault
C° Palco Ayacucho Fault
Cobriza
Marta
Palkawanca
Pucajaja
Chonta Fault
Julcani
KOLPA
Cerro Lindo
Huaytara Fault
Caudalosa Grande
El Milagro
Huachac
Antapite
Legend

Historic Resources[1]

		Grade				Contained Metal			
Category	**Tonnage**	**Ag**	**Pb**	**Zn**	**Cu**	**Ag**	**Pb**	**Zn**	**Cu**
	(Mt)	(oz/t)	(%)	(%)	(%)	(Moz)	(Kt)	(Kt)	(Kt)
Measured	2.8	4.07	3.99	3.83	0.33	11.3	110.8	106.3	9.2
Indicated	3.5	2.92	3.06	3.07	0.24	10.1	105.7	106.1	8.3
Measured & Indicated	**6.2**	**3.43**	**3.47**	**3.41**	**0.28**	**21.4**	**216.5**	**212.4**	**17.5**
Inferred	5.0	2.90	3.02	3.37	0.24	14.6	152.3	170.0	12.1

[1] The mineral resources estimates presented above are historical estimates included in the Kolpa Technical Report, originally disclosed in a technical report titled "Huachocolpa Uno Preliminary Economic Assessment" with an effective date of May 7, 2024, as updated by Kolpa with an effective date of August 31, 2024. See "Historical Estimates" in the "Cautionary Notes" on slide 3. Please see the Kolpa Technical Report for more information.

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TSX: EDR | NYSE: EXK 11 Kolpa Project Overview Production History (Moz AgEq) OPERATIONS • In 2024, the plant processed approximately 686,500t, producing 2.0 Moz of silver, 19,820t of lead, 12,554t of zinc and 518t of copper (5.1 Moz AgEq)(1) • Doubling throughput from 800 tpd in 2016 to approximately 1,800 tpd at the end of 2024 • Mill performs some small-scale third-party toll-milling (~6% of mill throughput) IMPROVEMENTS • Recent improvements to mining infrastructure (crusher, paste plant, tailings facility) ESG • Strong environmental, health and safety and social impact track record • Community support, with significant local workforce representation (43% of workforce) 2.8 2.5 2.8 3.2 3.2 3.5 3.9 4.6 5.1 2016 2017 2018 2019 2020 2021 2022 2023 2024 1 Please see the Kolpa Technical Report for more information.

TSX: EDR | NYSE: EXK Kolpa Mining Concessions 12 Total:143 Rights ( 25,177 Ha) • Kolpa holds mining rights to 143 mining concessions and claims covering 25,177 ha, and one beneficiation concession covering 366 ha. 63 of those mining claims comprise the Administrative Economic Unit (UEA) Huachocolpa Uno • 23 mining concessions (1,679 Has) in contract option buy to S.M. Chonta • Kolpa’s primary focus of operations

TSX: EDR | NYSE: EXK District Structural Interpretation 13 • Mineralization continues outside of established deposits in many areas, and remains open along strike and at depth providing the opportunity to significantly grow known deposits • Focus on numerous in-mine and near-mine targets • Additional work on greenfield targets have identified additional prospective zones Significant Exploration Potential

TSX: EDR | NYSE: EXK District Cross-Section 14 Fault Projected Veins. Recognized Veins Volcanic, pyroclastic, lavas, volcanic breccias Limestone - group Pucará Formation Excelsior (Phyllite) Known Mineralization (exploited) Potential Extension Possible Mineralized Mantle • Recent high-grade tensional vein structures discovered parallel to main vein systems (e.g. Gladys and Jessica) may indicate existence of “third corridor” parallel to Bienaventurada • Land package remains underexplored with only approximately 12% of the claims worked to date, multiple identified targets by the Kolpa team • Gold mineralization identified across several veins that has not been included in historic mineral resource estimate provides further upside through enhanced recovery efforts

TSX: EDR | NYSE: EXK Versamet Royalties Copper Stream 15 • Copper Stream – US$35M • Refined copper in concentrates produced by Kolpa for a 10-year term, subject to 10-year extensions in certain circumstances • Receive 10% of spot price of copper streamed until deposit is reduced to zero • Deliver refined copper warrants equal to the greater of (i) 95.8% of produced copper, and (ii) 0.03 pounds per pound of produced lead • Stream to be reduced to 71.85% after delivery of 6,000t • Stream to be reduced to 47.9% after delivery of 10,500t • Applies to copper from current and future processing plants, other than processing plants with capacity of at least 15,000 tonnes per day • Endeavour has provided Versamet with: • A right of first refusal in respect of the sale or transfer of any royalty, stream or similar interest in respect of Kolpa • A right to purchase an additional stream of 2.2% of total revenue in future mineral deposit discoveries at Kolpa, processed through a new facility with capacity of at least 15,000 tonnes per day • Secured by an equity pledge, to be subordinated by Versamet in favor of future Kolpa financiers • Customary covenants, representations, warranties and events of default for a transaction of this nature

TSX: EDR | NYSE: EXK Appendix 16 TSX: EDR | NYSE: EX K Endeavour Silver Suite 1130-609 Granville St. Vancouver, BC Canada V7Y 1G5 TF: 1 877 685 9775 P: 604 685 9775 info@edrsilver.com Allison Pettit Director, Investor Relations apettit@edrsilver.com

TSX: EDR | NYSE: EXK Non-IFRS Financial Measures Consolidated Production - Cash Costs, AISC and Direct Costs 1. Please see the Kolpa Technical Report for more information. 17

Non-IFRS Financial Measures

Income Statement, Revenue & Cost Reconciliation

INCOME STATEMENT EXTRACTS Expressed in thousands US dollars	Twelve Months Ended December 31, 2024	2023
Sales & Services	119,845	96,616
Cost of sales & services	(88,413)	(72,787)
Gross Profit	**$ 31,432**	**$ 23,829**

COST RECONCILIATION Expressed in thousands US dollars	Twelve Months Ended December 31, 2024	2023
Direct Production Costs *(Cost of Sales & Services less Depreciation)*	$ 76,060	$ 61,513
Smelting and Refining Costs	8,567	13,199
Administrative expenses	6,094	4,803
Sales expenses	322	299
Direct operating costs	**$ 91,043**	**$ 79,814**
Royalties	2,247	1,788
Direct costs	**$ 93,290**	**$ 81,601**
By-product Lead (Pb) sales	(39,489)	(33,941)
By-product Zinc (Zn) sales	(25,167)	(20,975)
By-product Copper (Cu) sales	(4,386)	(3,981)
Cash costs net of by-product	**$ 24,248**	**$ 22,704**

CASH COSTS & DIRECT COSTS	Twelve Months Ended December 31, 2024	2023
Throughput tonnes	686,503	661,535
Payable Silver (Ag) ounces	1,927,005	1,736,417
Cash Costs per Silver (Ag) oz - Payable	**$ 12.58**	**$ 13.08**
Direct Operating Costs per Tonne Processed	$ 132.62	$ 120.65

(1) GROSS REVENUE RECONCILIATION Expressed in thousands US dollars	Twelve Months Ended December 31, 2024	2023
Gross Revenue	$ 128,413	$ 109,815
Smelting and Refining Costs	(8,567)	(13,199)
Sales & Services (Revenue)	**$ 119,845**	**$ 96,616**

(2) REVENUE BY METAL TYPE Expressed in thousands US dollars	Twelve Months Ended December 31, 2024	2023
Silver (Ag) Sales	$ 50,802	$ 37,719
By-product sales	69,043	58,897
Sales & Services (Revenue)	**$ 119,845**	**$ 96,616**

All-In Costs Expressed in thousands US dollars	Twelve Months Ended December 31, 2024	2023
Cash costs net of by-product	$ 24,248	$ 22,704
Reclamation obligation *(Accretion)*	317	327
Mine site expensed exploration	9,583	7,391
Capital expenditures - sustaining	9,779	7,776
All-In-Sustaining Costs	**$ 43,927**	**$ 38,199**

All-In Sustaining Costs	Twelve Months Ended December 31, 2024	2023
Throughput tonnes	686,503	661,535
Payable Silver (Ag) ounces	1,927,005	1,736,417
Silver Equivalent Production (Ag Eq ounces)	5,066,852	4,599,018
All-In-Sustaining cost per ounce	**$ 22.80**	**$ 22.00**

Capital Expenditure Expressed in thousands US dollars	Twelve Months Ended December 31, 2024	2023
Capital expenditure - sustaining	9,779	7,776
Capital expenditure - expansionary	7,708	1,261
Purchase of PP&E (Capital Expenditure)	**$ 17,487**	**$ 9,037**

Net Debt Expressed in thousands US dollars	Twelve Months Ended December 31, 2024	2023
Financial Obligations - current	8,621	9,589
Lease Liability Obligations - current	2,337	853
Financial Obligations - non-current	19,102	12,273
Lease Liability Obligations - non-current	351	699
Less: Cash & Cash Equivalents	(10,082)	(3,702)
Net Debt	**$ 20,329**	**$ 19,712**

These reconciliations and related financial information of Kolpa have been prepared by the Company using information provided by Kolpa during the due diligence process. Kolpa financial information is prepared using IFRS. Certain financial information of Kolpa presented herein is sourced from the historical audited financial statements of Kolpa for the years ended December 31, 2024 and 2023.

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TSX: EDR | NYSE: EXK Historical Mine Production (1) 19 * Producción al 31 diciembre 2024 Ag (opt) Cu (%) Pb (%) Zn (%) Mine Production (Tonnes) Year 2012 325,143 2.60 0.38 4.27 3.7 2013 356,090 2.62 0.44 4.98 4.42 2014 393,415 2.14 0.43 3.79 3.99 2015 318,439 2.48 0.44 4.06 4.35 2016 283,962 3.83 0.42 4.22 3.97 2017 337,768 4.37 0.34 3.52 3.8 2018 353,035 4.01 0.29 3.41 3.29 2019 401,657 3.57 0.30 3.58 2.6 2020 461,721 2.11 0.28 2.83 2.95 2021 597,953 2.13 0.24 2.59 2.55 2022 632,139 2.73 0.19 2.97 2.16 2023 672,341 3.00 0.19 2.95 2.21 2024 690,363 3.34 0.21 3.17 2.28 Total 5,824,026 2.94 0.29 3.41 3.03 2022 2023 2024 Mine Production 458,242 72% 497,027 74% 515,086 75% Mina UG (Bnv+Ten+Jess+Steph) Poderosa 0 0% 7,923 1% 29,820 4% Yen 147,515 23% 143,171 21% 104,862 15% Terceros 26,382 4% 24,219 4% 40,595 6% Total 632,139 100% 672,340 100% 690,363 100% (1) Please see the Kolpa Technical Report for more information.

Processing Plant Historical Performance (1)

Concept.	2016	2017	2018	2019	2020	2021	2022	2023	2024
TMS - Ore Processing.	283,714	283,445	326,005	400,117	455,564	593,545	631,455	661,535	686,503
Head grade Ag (Oz/TM)	3.39	3.80	3.99	3.40	2.26	2.04	2.66	3.06	3.30
Head grade Pb (%)	4.21	3.34	3.07	3.60	2.92	2.44	2.85	2.90	3.08
Head grade Zn (%)	3.91	3.74	3.04	2.48	2.87	2.44	2.02	2.12	2.13
Head grade Cu (%)	0.45	0.33	0.26	0.27	0.27	0.22	0.18	0.18	0.18
Average day.	806	805	926	1,137	1,294	1,686	1,794	1,879	1,950
Production of Concentrates (TMS)	35,376	32,524	33,177	37,068	42,660	46,360	46,591	51,886	56,300
Lead Concentrate :	14,148	13,105	16,821	22,741	20,255	22,009	25,253	27,679	30,807
Silver (oz/TM)	28.15	27.70	66.02	51.74	29.26	31.18	44.07	46.45	52.46
Lead (%)	72.49	62.24	59.86	59.97	60.15	58.93	64.16	64.40	64.34
Zinc Concentrate. :	18,023	16,842	16,135	14,598	19,467	21,762	19,747	22,146	23,489
Zinc (%)	52.24	50.77	55.86	55.56	56.88	55.27	53.11	53.04	53.44
Copper Concentrate:	3,206	2,578	222	398	2,938	2,589	1,590	2,061	2,004
Silver (oz/TM)	120.24	200.40	266.67	131.36	111.27	140.15	200.63	252.27	210.15
Copper (%)	21.47	18.96	17.70	23.31	23.76	23.47	23.85	25.34	25.86
Recovery :									
Silver (%)	81.36	81.40	82.92	90.67	89.21	86.58	85.35	89.14	89.88
Lead (%)	85.95	86.15	90.13	94.53	91.50	89.60	89.98	92.82	93.79
Zinc (%)	84.85	80.96	81.96	81.40	84.84	82.99	82.15	83.91	85.82
Copper (%)	54.05	52.73	67.98	63.32	56.23	47.04	33.01	44.33	42.54
Metal Produced:									
Silver (Oz)	783,664	853,849	1,070,030	1,237,452	863,159	1,049,111	1,431,962	1,805,663	2,037,053
Lead (TMF)	10,255	8,065	8,998	13,623	12,158	12,971	16,202	17,825	19,820
Zinc (TMF)	9,415	8,394	8,052	7,943	11,011	12,028	10,488	11,746	12,554
Copper (TMF)	688	492	602	95	690	608	379	522	518

(1) Please see the Kolpa Technical Report for more information.

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Kolpa

Concentrate Overview

- Three types of concentrate are produced by Kolpa:
  - Zinc-silver concentrate
  - Lead-silver concentrate
  - Copper-silver concentrate
- Tender process on yearly basis; 2024 and 2025 contracts in place

	Zinc-Silver[1] Concentrate	Lead-Silver[1] Concentrate	Copper-Silver[1] Concentrate
Revenue Split	31.1%	59.6%	9.3%
Recoveries	85.8%	93.4%	45.0%
Primary Metal Grade in Concentrate	51.97%	62.9%	21.74%
Silver Grade in Concentrate	-	42 oz per tonne	170 oz per tonne
Base TC's	US $150/t	US $101/t	US $108/t
Base Metal Refining Costs	-	-	US $55/t
Silver Refining Costs	-	US $32/t	US $101/t

(1) Please see the Kolpa Technical Report for more information.

Logistics

- Current contracts with main traders in the market
- Transportation companies bring concentrates in trucks from mine to port, where product is sold locally
- Contracts in place with insurers of concentrate

Port	• Port of Callao, Lima (~490km NW of Kolpa mine) • ~93% of Kolpa production sold locally here
Trucking	• 2x per week • 15-20 30t trucks per trip
Storage	• Impala and Logisminsa warehouses (located east of Port of Callao)
Material Exchange	• Exchanged using front loader trucks
Cycle Time	• 24-48 hours from plant loading to warehouse (including rest time) • 3-5 days for 90% payment advance



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